Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

BEFORE THE ARIZONA CORPORATION COMMISSION

COMMISSIONERS

JEFF HATCH-MILLER, Chairman

WILLIAM A. MUNDELL

MARC SPITZER

MIKE GLEASON

KRISTIN K. MAYES

IN THE MATTER OF THE JOINT NOTICE OF INTENT BY SBC COMMUNICATIONS INC. AND AT&T CORP., ON BEHALF OF ITS AT&T SUBSIDIARIES	Docket No. T-03346A- - Docket No. T-03811A- - Docket No. T-03116A- - Docket No. T-02428A- - Docket No. T-03016A- - Docket No. T-03182A- - Docket No. T-03327A- -

Pursuant to A.A.C. R14-2-803.A, SBC Communications Inc. (“SBC”) and AT&T Corp. (“AT&T”), on behalf of its Arizona subsidiaries as identified below, jointly submit this Notice of Intent concerning the proposed merger of SBC and AT&T,(1) in accordance with the Agreement and Plan of Merger entered into by SBC and AT&T on January 30, 2005, which is attached hereto as Exhibit B (the “Merger”).

THE PARTIES

1.                                       SBC is a Delaware corporation with its principal place of business in San Antonio, Texas.  It is the holding company parent of SBC Long Distance, Inc. (“SBC Long Distance”), SBC Telecom, Inc. (“SBC Telecom”) and SNET America, Inc. d/b/a SBC Long Distance East (“SBC Long Distance East”) (collectively the “SBC subsidiaries”), which are authorized to provide competitive, local exchange, interexchange (facilities-based and resale),

(1)  Please see the investor disclosure statement attached as Exhibit A to this Application.

competitive interLATA/intraLATA and in-state toll telecommunications services within Arizona.

2.                                       AT&T is a New York corporation with its principal place of business in Bedminster, New Jersey.  It is the holding company parent of AT&T Communications of the Mountain States, Inc. (“AT&T Mountain States”); TCG Phoenix; TCG Payphones, Inc (“TCG Payphones”); and ACC National Long Distance Corp. (“ACC”) (collectively the “AT&T subsidiaries”), which are authorized to provide competitive local exchange (facility-based and resale), intraLATA toll, customer-owned pay telephone, interexchange, and intraLATA services within Arizona.

ARIZONA MERGER EFFECTS

3.                                       There will be no direct change in the assets or ownership of the SBC subsidiaries or the AT&T subsidiaries as a result of the Merger.  The Merger will effect only an indirect change in the control of the AT&T subsidiaries upon consummation of the Merger, as SBC will become the corporate parent of AT&T.  None of the SBC subsidiaries nor the AT&T subsidiaries is an incumbent local exchange carrier, as that term is defined in the Federal Communications Act of 1934, as amended.

4.                                       Following the Merger, AT&T will become a wholly-owned subsidiary of SBC.  The Merger will be transparent and seamless for the customers of the SBC subsidiaries and the AT&T subsidiaries in Arizona.  There will be no change in the current rates, terms and conditions of service as a result of the Merger.  The Commission will also retain the same regulatory authority that it possesses today over the SBC subsidiaries and the AT&T subsidiaries that are certificated by this Commission.

5.                                       The Merger will not adversely affect the availability and quality of the service currently offered by the SBC subsidiaries and the AT&T subsidiaries in Arizona.  All certificated entities will continue to exist in their current forms.  The Merger will not cause any change in the telecommunications company providing service to current customers of the SBC subsidiaries or the AT&T subsidiaries.

6.                                       The Merger will also produce a financially stronger combined organization—particularly as it relates to the AT&T subsidiaries.  It will have a positive impact on AT&T’s ability to raise capital at favorable rates.

MERGER BENEFITS

7.                                       As a result of the Merger, significant benefits will flow to both residential and business customers by combining two companies with complementary strengths.  SBC brings to the merger its financial strength and a range of voice, data, broadband and related services that it provides to residential, business and wholesale customers, primarily on a local and regional basis.  AT&T brings a global presence in 50 countries, national and global IP-based networks, a portfolio of data and IP services, hosting, security and professional services, technology leadership through AT&T Labs, skilled networking capabilities and a base of government and large business customers.

8.                                       The Merger will result in increased innovation, which will make existing services more efficient and prompt the development of new services that would otherwise not exist.  The Merger will increase incentives for investment in innovation and facilitate a wider and swifter diffusion of the innovation that emerges from AT&T Labs, which is one of the world’s leading corporate research and development organizations.  As a result, residential and small business customers should ultimately enjoy capabilities that, but for the Merger, would likely be available only to the largest business and government customers.

9.                                       The merged organization will offer a broader array of services to a broader spectrum of customers than either company could on its own.  As a result of the combination of the SBC and AT&T networks, transport will be more efficient, reliability will increase and the quality of service will likely be higher on the combined organization’s network.

10.                                 In the business market, SBC’s services and those offered by AT&T are complementary.  SBC and AT&T typically sell different services to enterprises and typically succeed with different types of business customers.  SBC’s strength is in the sale of services to small and medium-sized businesses with a high percentage of their facilities in SBC’s 13 in-region states.  AT&T’s strength is in the sale of services nationwide and globally to large multi-location businesses.  As a combined organization, SBC and AT&T will be able to offer a portfolio of services suitable for any customer.  The Merger will allow the combined organization to increase and accelerate investment in its network and to make new innovative services available to mid-sized and smaller businesses to a greater extent than either SBC or AT&T could do on a stand-alone basis.

11.                                 The Merger will also create an organization that will enjoy enhanced financial health and vigor.  Recent years have proven difficult for the telecommunications industry and reduced revenues and diminished market capitalizations are expected in the future.  The efficiencies created by this Merger will strengthen the combined organization through reduced costs, increased productivity and augmented revenues.  There will be a positive impact on AT&T’s ability to raise capital, make necessary capital investments and maintain a reasonable capital structure.

MERGER DETAILS

12.                                 The Merger will result in a business combination of SBC and AT&T pursuant to which SBC will acquire AT&T and AT&T will be merged into a wholly owned subsidiary of SBC.  The SBC subsidiary is a newly formed entity, created for the specific purpose of the Merger, named Tau Merger Sub Corporation (“Tau”).  AT&T will be the surviving entity of the merger with Tau for all legal purposes and the combined entity will retain the name AT&T Corp.

13.                                 In connection with the Merger, AT&T shareholders will receive 0.77942 shares of SBC stock for each share of AT&T stock they own, as well as a one-time cash dividend from AT&T of $1.30 per AT&T share.  Upon completion, former AT&T shareholders will hold approximately 16% of SBC’s outstanding shares.  SBC shareholders will continue to own SBC stock and otherwise will not be affected.

R14-2-803 INFORMATION

14.                                 The following information is supplied in support of this Notice of Intent and in compliance with R14-2-803.A.1-11:

a.                                       Names and addresses of proposed officers and directors:  Attached as Exhibit C is information concerning SBC’s directors and officers.  AT&T CEO David Dorman will join the SBC Board of Directors as will two other, as yet undetermined, AT&T directors.  SBC’s business address is 175 East Houston, San Antonio, Texas 78205-2233.  AT&T’s business address is One AT&T Way, Bedminster, New Jersey 07921.

b.                                      The business purposes for the reorganization:  The business purposes have been described previously in this Application.

c.                                       The proposed method of financing the holding company and the resultant capital structure:  As discussed in paragraphs 12 and 13, a wholly owned subsidiary of SBC will be created specifically for the purpose of consummating the transaction.  AT&T shareholders will receive 0.77942 shares of SBC stock for each share of AT&T stock owned plus a one-time cash dividend of $1.30 per AT&T share from AT&T.  Tau will merge with and into AT&T, with AT&T being the surviving entity.  Following the merger, AT&T will become a wholly owned first tier subsidiary of SBC.

d.                                      Effect on the capital structure of the Arizona utilities:  The current capital structure of the SBC subsidiaries and the AT&T subsidiaries will be unaffected by the merger of SBC and AT&T.

e.                                       Organization Chart:  Merger organization charts for SBC and AT&T are attached as Exhibit D.  At closing, AT&T will become a wholly owned subsidiary of SBC.

f.                                         Allocation of Taxes:  Federal and State income tax allocations among SBC and its subsidiaries are consistent with the provisions of Treasury Regulation Sections 1.1552-1(a)(3)(11) and 1.1502-33(d)(2).  In general, the tax liability will be allocated to each affiliated group member on the basis of each member’s contribution to consolidated taxable income.  The contribution to consolidated taxable income is based on a separate return taxable income calculation adjusted for consolidating eliminations.

SBC and subsidiaries’ income tax provision reflects the financial consequences of income, deductions and credits based on a separate return basis for each subsidiary.  Deferred income taxes are also provided at each subsidiary level for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes.

g.                                      Changes in Cost of Service/Cost of Capital:  The Merger will have no impact on the cost of service of the SBC subsidiaries or the AT&T subsidiaries.  The Merger will substantially improve AT&T’s access to capital at favorable rates, which in turn will positively impact AT&T’s ability to raise necessary capital and to maintain a reasonable capital structure.  This will benefit all of the AT&T subsidiaries in Arizona.

h.                                      Diversification Plans of Affiliates:  SBC and AT&T have no current plans to diversify in Arizona beyond the businesses in which their subsidiaries are currently engaged.

i.                                          Documents and Filings:  The Merger will be subject to review by the FCC, the Department of Justice, the Securities and Exchange Commission and numerous state public utility commissions.  Because of the substantial number of filings to be made in connection with the transaction, copies of relevant documents and filings will be made available upon request by the Commission.

j.                                          Investment in Affiliates:  The Merger will not adversely affect investment in the SBC subsidiaries or the AT&T subsidiaries.  As outlined above, the Merger will create an organization that will enjoy enhanced financial health and vigor.  There will be a positive impact on AT&T’s ability to raise capital, make necessary capital investments and maintain a reasonable capital structure.

k.                                       Access to Capital:  The SBC subsidiaries and AT&T subsidiaries will be able to attract capital on terms no less favorable than prior to the Merger and adequate capital will be available for construction of any necessary new utility plant and necessary improvements at no greater cost than today.

15.                                 Communications concerning this Application should be directed to:

SBC	AT&T

Michael M. Grant	Joan S. Burke
Todd C. Wiley	Osborn Maledon, P.A.
Gallagher & Kennedy, P.A.	2929 North Central Avenue, Suite 2100
2575 East Camelback Road	Phoenix, Arizona 85012-2765
Phoenix, Arizona 85016-9225

Theodore A. Livingston	Mary B. Tribby
Christian F. Binnig	Holland & Hart, L.L.P.
Demetrios G. Metropoulos	555 17th Street, Suite 3200
Mayer, Brown, Rowe & Maw LLP	Denver, Colorado 80202
190 South LaSalle Street
Chicago, Illinois 60603

Wherefore, having fully stated their Notice of Intent, SBC Communications Inc. and AT&T Corp. respectfully request that the Commission approve this Application and the Agreement and Plan of Merger.

DATED this 28th day of March, 2005.

GALLAGHER & KENNEDY, P.A.

By
Michael M. Grant
Todd C. Wiley
2575 East Camelback Road
Phoenix, Arizona 85016-9225
Attorneys for SBC Communications Inc.

Original and twenty-seven copies filed this

28th day of February, 2005, with:

Docket Control

Arizona Corporation Commission

1200 West Washington

Phoenix, Arizona 85007

Copies of the foregoing delivered

this 28th day of February, 2005, to:

Maureen A. Scott

Legal Division

Arizona Corporation Commission

1200 West Washington

Phoenix, Arizona 85007

Ernest Johnson

Director, Utilities Division

Arizona Corporation Commission

1200 West Washington

Phoenix, Arizona 85007

Exhibit A

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and other materials when they are available because they contain important information.  Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205.  Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction.  Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004.  Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

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Cautionary Language Concerning Forward-Looking Statements

Certain matters discussed in this statement, including the appendices attached, are forward-looking statements that involve risks and uncertainties.  Forward-looking statements include, without limitation, the information concerning possible or assumed future revenues and results of operations of SBC and AT&T, projected benefits of the proposed SBC/AT&T merger and possible or assumed developments in the telecommunications industry.  Readers are cautioned that the following important factors, in addition to those discussed in this statement and elsewhere in the proxy statement/prospectus to be filed by SBC with the Securities and Exchange Commission, and in the documents incorporated by reference in such proxy statement/prospectus, could affect the future results of SBC and AT&T or the prospects for the merger: (1) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (2) the failure of AT&T shareholders to approve the merger; (3) the risks that the businesses of SBC and AT&T will not be integrated successfully; (4) the risks that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (5) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; (6) competition and its effect on pricing, costs, spending, third-party relationships and revenues; (7) the risk that Cingular LLC could fail to achieve, in the amount and within the timeframe expected, the synergies and other benefits expected from its acquisition of AT&T Wireless; (8) final outcomes of various state and federal regulatory proceedings and changes in existing state, federal or foreign laws and regulations and/or enactment of additional regulatory laws and regulations; (9) risks inherent in international operations, including exposure to fluctuations in foreign currency exchange rates and political risk; (10) the impact of new technologies; (11) changes in general economic and market conditions; and (12) changes in the regulatory environment in which SBC and AT&T operate.

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The cites to webpages in this document are for information only and are not intended to be active links or to incorporate herein any information on the websites, except the specific information for which the webpages have been cited.